

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2012

Via E-mail
Ms. Eloise Mackus
Chief Executive Officer
Central Federal Corporation
2923 Smith Road
Fairlawn, OH 44333

> **Re: Central Federal Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 3, 2012**
> **File No. 333-177434**

Dear Ms. Mackus:

We have reviewed your amended registration statement dated February 3, 2012 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Part I

Summary

Recent Operational Challenges

CFC Bank Cease and Desist Order, page 10

1.   We note that if "CFBank fails to meet the capital requirements of the CFBank Cease and Desist Order, fails to comply with the plan or at the request of the Regulator, CFBank shall prepare and submit a contingency plan …," and that "CFBank has requested a further extension of this requirement." We also note that "[b]y July 31, 2011, the Board of Directors of CFBank was required to develop and submit for Regulator comment a written management succession plan. The Board of Directors of CFBank has received an

extension of this deadline to January 31, 2012[,]" and that "CFBank has requested a further extension of this requirement." Please advise on the status of these extension requests.

Part II

Information Not Required In Prospectus

Item 13. Other Expenses of Issuance and Distribution, page II-1

2.   We note that you may pay up to $300,000 to Timothy T. O'Dell. Please tell us why you have not included this in your expenses of issuance and distribution table or revise your filing.

3.   Please tell us why you have not increased the item for "financial advisor and information agent expenses." In this regard, we note your statements on pages 58 and 59 regarding payments to ParaCap, including that "[w]e have agreed to reimburse ParaCap for its reasonable out-of-pocket expenses pertaining to its engagement, including legal fees, up to $100,000, regardless of whether the rights offering is consummated. In the event that no shares of common stock are sold pursuant to the exercise of basic subscription rights and all shares of common stock are sold pursuant to the public offering, then the financial advisory fees and expenses would be $1,260,575 at the minimum of the offering and $1,673,075 at the maximum of the offering."

In your next response letter, supplementally provide us with a detailed explanation of all fees, commissions, and the like, that may be owed by the company (i) in the event the company does not consummate the offering, and (ii) in the event the company does consummate the offering.

Please address all questions to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, if you thereafter need further assistance, to me at (202) 551-3434.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney